VIA EDGAR

June 6, 2017

Lyn Shenk

Branch Chief, Office of Transportation and Leisure

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	RELX PLC

Form 20-F for Fiscal Year Ended December 31, 2016

Filed March 7, 2017

File No. 001-13334

RELX NV

Form 20-F for Fiscal Year Ended December 31, 2016

Filed March 7, 2017

File No. 001-13688

Dear Mr. Shenk:

We are writing to respond to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 25, 2017 (the “Comment Letter”), relating to the above-referenced Annual Reports on Form 20-F (our “Form 20-F”). For your convenience we have repeated below in bold, italics the comments set forth in the Comment Letter.

Form 20-F for Fiscal Year Ended December 31, 2016

Exhibit 15.2

Cash Flows- Conversion of Adjusted Operating Profit into Cash, page 55

1.	It appears that you are reconciling a Non-GAAP measure (Adjusted Operating Profit) to another Non-GAAP measure (Adjusted cash flow). Please revise to reconcile the Non - GAAP measure to its most comparable GAAP/IFRS measure, additionally please begin the reconciliation with the GAAP/IFRS measure. Please see Rule 100(a) of Regulation G for further guidance.

Response:

We acknowledge the Staff’s comment but would respectfully like to explain the reasons that we do not believe Regulation 100(a) applies to the portions of Exhibit 15.2 not incorporated by reference. As stated in our previous letter to the Staff, we sought to incorporate by reference into our Form 20-F only certain sections from our Annual Reports and Financial Statements 2016 (our “UK and Dutch Annual Report”), which we do not believe contain any non-GAAP financial measures. We specifically identified these sections in our Form 20-F as required by Rule 12b-23(b). We also did not intend to incorporate by reference the non-GAAP financial measures identified by the Staff from our UK and Dutch Annual Report. In addition, we believe that our disclosure of our UK and Dutch Annual Report, which included certain non-GAAP financial measures, satisfies the conditions set forth in Rule 100(c) of Regulation G.

Rule 100(c) of Regulation G provides that the requirements of Rule 100(a) “shall not apply to a disclosure of a non-GAAP financial measure that is made by or on behalf of a registrant that is a foreign private issuer if the following conditions are satisfied:

(1) The securities of the registrant are listed or quoted on a securities exchange or inter-dealer quotation system outside the United States;

(2) The non-GAAP financial measure is not derived from or based on a measure calculated and presented in accordance with generally accepted accounting principles in the United States; and

(3) The disclosure is made by or on behalf of the registrant outside the United States, or is included in a written communication that is released by or on behalf of the registrant outside the United States.”

Moreover, Note 2 to Rule 100 provides that the exception in Rule 100(c) “shall apply notwithstanding the existence of one or more of the following circumstances:

(i) A written communication is released in the United States as well as outside the United States, so long as the communication is released in the United States contemporaneously with or after the release outside the United States and is not otherwise targeted at persons located in the United States;

(ii) Foreign journalists, U.S. journalists or other third parties have access to the information;

(iii) The information appears on one or more web sites maintained by the registrant, so long as the web sites, taken together, are not available exclusively to, or targeted at, persons located in the United States; or

(iv) Following the disclosure or release of the information outside the United States, the information is included in a submission by the registrant to the Commission made under cover of a Form 6-K.”

We believe our disclosure of this non-GAAP financial information and its inclusion in Exhibit 15.2 to our Form 20-F falls within the Rule 100(c) exception. First, RELX PLC is a foreign private issuer whose ordinary shares are listed on the London Stock Exchange. RELX NV is also a foreign private issuer and its ordinary shares are listed on the Euronext Amsterdam Stock Exchange. Second, the non-GAAP financial measures in Exhibit 15.2 identified by the Staff are derived from our statutory financial statements, which are prepared in accordance with IFRS, and are therefore are not derived from or based on measures calculated and presented in accordance with generally accepted accounting principles in the United States. Third, the disclosure identified by the Staff was included in a written communication, namely our UK and Dutch Annual Report, that was released to our shareholders in the United Kingdom and in the Netherlands as required by the Companies Act of England and Wales and the Dutch Corporate Code respectively. The report is required to meet the regulations of both the UK and Dutch markets. The former require us to make available our annual report to shareholders at least 21 clear days prior to the annual shareholders meeting for RELX PLC; the latter require us to publish our annual report in the Netherlands by posting it to our corporate website at least six weeks prior to the holding of the annual shareholders meeting for RELX NV. Additionally, we first posted our UK and Dutch Annual Report to our website before it was attached to our Form 20-F filing, which we believe meets the criteria identified in clauses (i) and (ii) of Note 2 to Rule 100.

Furthermore, we respectfully advise the Staff that we attached our UK and Dutch Annual Report from which we incorporated information by reference as an exhibit to our Form 20-F in order to meet our obligations under Rule 12b-23(a) under the Securities Exchange Act of 1934, as amended.

Nonetheless, we acknowledge the Staff’s concerns regarding the disclosure of any non-GAAP financial measures without a reconciliation to the closest measure under applicable GAAP. To avoid any potential investor confusion regarding which non-GAAP financial measures we are seeking to incorporate by reference into our Form 20-F and what other information is intended to be incorporated by reference into our future Form 20-F filings, we will ensure that any excerpt from our future UK and Dutch annual reports that we include as an exhibit to any future Form 20-F filings contains only those sections that we are incorporating by reference. Moreover, to the extent that such information attached as an exhibit to a future Form 20-F filing contains any non-GAAP financial measures, we will also disclose the closest IFRS measure and include a reconciliation thereto.

Free Cash Flow, Page 55

2.	It appears that you are reconciling a Non-GAAP measure (Adjusted cash flow) to another Non-GAAP measure (Free cash flow before and post dividends). Please revise to reconcile the Non - GAAP measure to its most comparable GAAP/IFRS measure, additionally please begin the reconciliation with the GAAP/IFRS measure. Please see Rule 100(a) of Regulation G for further guidance.

Response:

Please see response to comment 1 above, which is also applicable to comment 2.

Return on invested Capital, Page 57

3.	We note that you present a measure titled “Return on Invested Capital,” however you use a Non-GAAP/IFRS amount (Adjusted Operating Profit) to calculate this measure. Please revise to retitle this measure to make it clear that it is a Non- GAAP measure. Additionally, please revise to present the most comparable GAAP/IFRS measure. Please see Rule 100(a) of Regulation G for further guidance.

Response:

Please see response to comment 1 above, which is also applicable to comment 3.

Yours sincerely,

/s/ Nick Luff

Nick Luff
Chief Financial Officer, RELX PLC and RELX NV

cc:

Aamira Chaudhry

Amy Geddes

Division of Corporation Finance

Securities and Exchange Commission

Henry Udow

Kenneth Thompson, II

RELX Group PLC, RELX PLC and RELX NV

Mark Brod

Simpson Thacher & Bartlett LLP